UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Regarding Today’s Reports in Certain Media

Tokyo, August 4, 2005 — Today, certain media carried reports stating that the bank subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG) and UFJ Holdings, Inc. (UFJ), Bank of Tokyo-Mitsubishi and UFJ Bank, may delay their planned merger.

The MTFG group and the UFJ group are pursuing preparations for their integration (subject to approval by the relevant authorities) in October 2005. As regards the merger of the group banks, it is essential to make a secure and effective transition to minimize inconvenience to the customers of the banks. To achieve a secure and effective transition, a series of transition reviews are taking place as scheduled. A final decision on the group bank merger schedule will be made following confirmation that the schedule will achieve a secure and stable transition.

MTFG and UFJ are currently involved in this transition review process and as of today no decision has been made to alter their previously announced plans. If any such decision is made in the future, the details will be announced in a timely manner.

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. The parties may not be successful in achieving the proposed transaction and management integration, and actual results may differ materially, for a wide range of possible reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	Tel: 03-3240-9066
UFJ Holdings, Inc.	Public Relations Department	Tel: 03-3212-5460